CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Withdraws SEC Registrant Filing

September 20, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT” or the “Company”) reports that it has withdrawn its registration statement filed with the SEC on a Form F-1 as a result of current market conditions. The withdrawal will become effective on the date of filing subject to any comments from the SEC within 15 days after filing.

“Our strategy for pursuing the financing was for expansion purposes.  However, we believe that we must balance the impact of dilution to existing shareholders against the future growth of the company.  Current market conditions are such that we believe the level of dilution to shareholders from the financing outweighs the benefits to be gained from the completing a financing at this time.  As the company continues to hold over $10 million in cash, we feel that it is prudent to raise new equity only if market conditions improve," commented Toby Chu, Vice Chairman and CEO of CIBT.

About CIBT Education Group:

CIBT is an education management company with a special focus on the global education market.  It owns and operates a network of business, technical and language colleges, and cooperative joint programs at 68 locations in 18 countries through which it delivers Western and Chinese accredited business and management degree programs, college preparation programs, automotive maintenance programs, IT programs, hotel management and tourism programs, language training and certification programs and career/vocational programs.  Its subsidiaries, CIBT School of Business China, King George International College, King George International Business College, and Sprott-Shaw Colleges, which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China's and Canada’s education sectors.  In addition to its wholly-owned subsidiaries, CIBT is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines and the WyoTech Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

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